Exhibit 99.1

Bristol-Myers Squibb Comments on Eli Lilly as New Erbitux Marketing Partner

Will Receive $1 Billion Upon Completion of Transaction

PRINCETON, N.J., October 06, 2008 - Eli Lilly and Company (NYSE: LLY) announced today that it will acquire ImClone Systems (NASDAQ:IMCL) for $70 per share, or approximately $6.5 billion. Bristol-Myers Squibb Company (NYSE:BMY) currently owns approximately 16.6 percent of all outstanding shares of ImClone. Based on Bristol-Myers Squibb’s ownership of 14.4 million shares of ImClone, the transaction will be worth approximately $1 billion in cash to Bristol-Myers Squibb.

“We are pleased to have initiated a process that has resulted in the substantial increase of ImClone’s value for all of its stockholders,” said James M. Cornelius, Chairman and Chief Executive Officer, Bristol-Myers Squibb. “We are also proud to have contributed to this creation of value by providing commercial and R&D support to the company over the course of our relationship, which will continue now with Eli Lilly, a well-respected research organization.

“From the beginning, we had viewed our potential acquisition of ImClone as a strategically and financially sound add-on to our oncology business, consolidating a successful relationship that has extended over seven years. We felt it was in the best interest of Bristol-Myers Squibb shareholders not to raise our previous $62/share all cash offer, exercising discipline and evaluating this potential investment within the context of other alternatives open to the company.

“Looking ahead, we will work closely with Eli Lilly and Company, a company I know well, to continue to bring to patients not only ERBITUX®, the important cancer therapy we co-commercialize in the U.S. and Canada with ImClone, and co-develop in Japan with Merck KGaA and ImClone, but other compounds, including IMC-11F8, under development by ImClone to which Bristol-Myers Squibb holds long-term marketing rights.”

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to extend and enhance human life.

Bristol-Myers Squibb Communications: Tracy Furey, 609-252-3208 Brian Henry, 609-252-3337 or Investor Relations: John Elicker, 212-546-3775